

June 26, 2018

Via E-mail
Edward Coll
Chairman of the Board and
        Chief Executive Officer
Pangaea Logistics Solutions, Ltd.
c/o Phoenix Bulk Carriers (US) LLC
109 Long Wharf, Newport, RI 02840

> **Re: Pangaea Logistics Solutions, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 21, 2018**
> **File No. 1-36798**

Dear Mr. Coll:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares, page 25.</u>

1. You state that, on charterers' instructions, your vessels may call on ports or operate in countries identified by the U.S. government as state sponsors of terrorism. North Korea, Sudan and Syria are among the countries that are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with North Korea, Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, including contacts with their governments,

Edward Coll
Pangaea Logistics Solutions, Ltd.
June 26, 2018
Page 2

whether through subsidiaries, joint ventures, charterers or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance